CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Condensed Consolidated Balance Sheets

(millions of Canadian dollars)	September 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	1,028	1,775
Accounts receivable	897	1,499
Income taxes receivable	11	30
Inventories	1,158	1,486
Prepaid expenses	147	148
	3,241	4,938
Restricted cash (notes 4, 12)	161	142
Exploration and evaluation assets (note 5)	48	643
Property, plant and equipment, net (note 6)	15,514	23,623
Right-of-use assets, net (note 7)	859	1,202
Goodwill (note 8)	—	656
Investment in joint ventures (note 9)	489	1,182
Long-term income taxes receivable	213	212
Deferred tax asset (note 10)	560	—
Other assets	325	524
Total Assets	21,410	33,122
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	2,207	3,465
Short-term debt (note 11)	—	550
Long-term debt due within one year (note 11)	500	400
Lease liabilities (note 7)	104	109
Asset retirement obligations (note 12)	110	112
	2,921	4,636
Long-term debt (note 11)	5,902	4,570
Other long-term liabilities (note 13)	363	454
Lease liabilities (note 7)	1,322	1,353
Asset retirement obligations (note 12)	2,685	2,643
Deferred tax liabilities (note 10)	—	2,170
Total Liabilities	13,193	15,826
Shareholders’ equity
Common shares (note 14)	7,293	7,293
Preferred shares (note 14)	874	874
Contributed surplus	2	2
Retained earnings (deficit)	(902)	8,365
Accumulated other comprehensive income	936	748
Non-controlling interest	14	14
Total Shareholders’ Equity	8,217	17,296
Total Liabilities and Shareholders’ Equity	21,410	33,122
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Income (Loss)

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars, except share data)	2020	2019	2020	2019
Gross revenues	3,387	5,340	9,885	15,134
Royalties	(53)	(81)	(128)	(235)
Marketing and other	(8)	33	15	170
Revenues, net of royalties	3,326	5,292	9,772	15,069
Expenses
Purchases of crude oil and products	2,239	3,485	6,959	9,556
Production, operating and transportation expenses	630	727	1,917	2,232
Selling, general and administrative expenses	180	149	549	477
Depletion, depreciation, amortization and impairment (notes 6, 7, 8, 9)	8,636	703	11,300	1,976
Exploration and evaluation expenses (note 5)	615	41	666	157
Gain on sale of assets	(9)	(3)	(17)	(5)
Other – net	(29)	(205)	(193)	(377)
	12,262	4,897	21,181	14,016
Earnings (loss) from operating activities	(8,936)	395	(11,409)	1,053
Share of equity investment income (loss)	(1)	19	(1)	64
Financial items (note 15)
Net foreign exchange gain (loss)	4	(8)	(18)	24
Finance income	4	24	22	60
Finance expenses	(111)	(84)	(286)	(272)
	(103)	(68)	(282)	(188)
Earnings (loss) before income taxes	(9,040)	346	(11,692)	929
Provisions for (recovery of) income taxes (note 10)
Current	71	51	149	143
Deferred	(2,030)	22	(2,751)	(185)
	(1,959)	73	(2,602)	(42)
Net earnings (loss)	(7,081)	273	(9,090)	971
Earnings (loss) per share (note 14)
Basic	(7.05)	0.26	(9.07)	0.94
Diluted	(7.06)	0.25	(9.08)	0.92
Weighted average number of common shares outstanding (note 14)
Basic (millions)	1,005.1	1,005.1	1,005.1	1,005.1
Diluted (millions)	1,005.1	1,005.1	1,005.1	1,005.1
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Comprehensive Income (Loss)

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2020	2019	2020	2019
Net earnings (loss)	(7,081)	273	(9,090)	971
Other comprehensive income (loss)
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedge	(1)	(1)	(1)	(6)
Equity investment - share of other comprehensive income (loss)	—	1	(8)	(4)
Exchange differences on translation of foreign operations	(250)	119	272	(328)
Hedge of net investment (note 17)	61	(32)	(75)	91
Other comprehensive income (loss)	(190)	87	188	(247)
Comprehensive income (loss)	(7,271)	360	(8,902)	724
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
					AOCI(1)
(millions of Canadian dollars)	Common Shares	Preferred Shares	Contributed Surplus	Retained Earnings (Deficit)	Foreign Currency Translation	Hedging	Non-Controlling Interest	Total Shareholders’ Equity
Balance as at December 31, 2018	7,293	874	2	10,273	1,154	6	12	19,614
Net earnings	—	—	—	971	—	—	—	971
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax recovery of $3 million)	—	—	—	—	—	(6)	—	(6)
Equity investment - share of other comprehensive loss	—	—	—	—	—	(4)	—	(4)
Exchange differences on translation of foreign operations (net of tax recovery of $34 million)	—	—	—	—	(328)	—	—	(328)
Hedge of net investment (net of tax of $12 million) (note 17)	—	—	—	—	91	—	—	91
Total comprehensive income (loss)	—	—	—	971	(237)	(10)	—	724
Transactions with owners recognized directly in equity:
Dividends declared on common shares (note 14)	—	—	—	(377)	—	—	—	(377)
Dividends declared on preferred shares (note 14)	—	—	—	(26)	—	—	—	(26)
Balance as at September 30, 2019	7,293	874	2	10,841	917	(4)	12	19,935

Balance as at December 31, 2019	7,293	874	2	8,365	750	(2)	14	17,296
Net loss	—	—	—	(9,090)	—	—	—	(9,090)
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax recovery of less than $1 million)	—	—	—	—	(1)	—	—	(1)
Equity investment - share of other comprehensive loss	—	—	—	—	—	(8)	—	(8)
Exchange differences on translation of foreign operations (net of tax of $35 million)	—	—	—	—	272	—	—	272
Hedge of net investment (net of tax recovery of $10 million) (note 17)	—	—	—	—	(75)	—	—	(75)
Total comprehensive income (loss)	—	—	—	(9,090)	196	(8)	—	(8,902)
Transactions with owners recognized directly in equity:
Dividends declared on common shares (note 14)	—	—	—	(151)	—	—	—	(151)
Dividends declared on preferred shares (note 14)	—	—	—	(26)	—	—	—	(26)
Balance as at September 30, 2020	7,293	874	2	(902)	946	(10)	14	8,217
(1)Accumulated other comprehensive income.
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Cash Flows

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2020	2019	2020	2019
Operating activities
Net earnings (loss)	(7,081)	273	(9,090)	971
Items not affecting cash:
Accretion (notes 12, 15)	27	26	78	79
Depletion, depreciation, amortization and impairment (notes 6, 7, 8, 9)	8,636	703	11,300	1,976
Inventory write-down to net realizable value	45	—	45	—
Exploration and evaluation expenses (note 5)	598	—	596	23
Deferred income taxes (note 10)	(2,030)	22	(2,751)	(185)
Foreign exchange	2	(1)	4	(15)
Stock-based compensation expense (recovery) (note 14)	(3)	(9)	(13)	11
Gain on sale of assets	(9)	(3)	(17)	(5)
Unrealized mark to market (gain) loss (note 17)	(19)	4	(14)	57
Share of equity investment loss (income)	1	(19)	1	(64)
Gain on insurance recoveries for damage to property	—	(13)	—	(13)
Other	1	5	7	1
Settlement of asset retirement obligations (note 12)	(3)	(73)	(30)	(186)
Deferred revenue	(34)	(7)	(92)	(28)
Distribution from joint ventures	17	113	167	160
Change in non-cash working capital (note 16)	(69)	(221)	233	(677)
Cash flow – operating activities	79	800	424	2,105
Financing activities
Long-term debt net issuance (repayment) (note 11)	1,250	(402)	1,350	598
Short-term debt net issuance (repayment) (note 11)	(515)	—	(550)	—
Debt issue costs (note 11)	(6)	—	(6)	(9)
Dividends on common shares (note 14)	(12)	(126)	(264)	(377)
Dividends on preferred shares (note 14)	(8)	(17)	(26)	(26)
Finance lease payments (note 7)	(29)	(58)	(85)	(174)
Change in non-cash working capital (note 16)	10	19	6	29
Cash flow – financing activities	690	(584)	425	41
Investing activities
Capital expenditures	(354)	(868)	(1,276)	(2,538)
Capitalized interest (note 15)	(7)	(46)	(58)	(130)
Proceeds from asset sales	17	5	26	4
Investment in joint ventures	—	(1)	(87)	(38)
Other	—	26	1	(1)
Change in non-cash working capital (note 16)	(9)	104	(211)	68
Cash flow – investing activities	(353)	(780)	(1,605)	(2,635)
Increase (decrease) in cash and cash equivalents	416	(564)	(756)	(489)
Effect of exchange rates on cash and cash equivalents	(21)	12	9	(15)
Cash and cash equivalents at beginning of period	633	2,914	1,775	2,866
Cash and cash equivalents at end of period	1,028	2,362	1,028	2,362
Supplementary Cash Flow Information
Net interest received (paid)	(79)	(52)	(218)	(239)
Net income taxes received (paid)	(46)	44	(131)	(34)
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Note 1Description of Business and Segmented Disclosures
Management has identified segments for the business of Husky Energy Inc. (“Husky” or the “Company”) based on differences in products, services and management responsibility. The Company’s business is conducted predominantly through two major business segments – Integrated Corridor and Offshore.
Integrated Corridor
The Company’s business in the Integrated Corridor includes:
The Lloydminster Heavy Oil Value Chain includes the exploration for, and development and production of, heavy crude oil and bitumen, and production of ethanol. Blended heavy crude oil and bitumen are either sold directly to the Canadian market or transported utilizing the Husky Midstream Limited Partnership ("HMLP") pipeline systems to the Keystone pipeline and other pipelines to be sold in the U.S. downstream market. Heavy crude oil can be upgraded at the Company’s Lloydminster upgrading and asphalt refining complex into synthetic crude oil, diesel fuel and asphalt. This business also includes the marketing and transportation of both the Company’s own production and third-party commodity trading volumes of heavy crude oil, synthetic crude oil, asphalt and ancillary products. The sale and transportation of the Company’s production and third-party commodity trading volumes are managed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. The Company is able to capture price differences between the two markets by utilizing infrastructure capacity to deliver production and/or third-party commodity trading volumes from Canada to the U.S. market.
The Oil Sands business includes the exploration for, and development and production of, bitumen within the Sunrise Energy Project. It also includes the marketing and transportation of the Company’s and third-party production of bitumen through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S.
The Western Canada Production business includes the exploration for, and development and production of, light crude oil, conventional natural gas and natural gas liquids ("NGL") in Western Canada. The Company’s conventional natural gas and NGL production is marketed and transported with other third-party commodity trading volumes through access to capacity on third-party pipelines, export terminals and storage facilities which provides flexibility for market access.
The U.S. Refining business includes the refining of crude oil at the Lima Refinery, the BP-Husky Toledo Refinery and the Superior Refinery in the U.S. Midwest to produce diesel fuel, gasoline, jet fuel, asphalt and other products. The Company also markets its own and third-party volumes of refined petroleum products including gasoline and diesel fuel.
The Canadian Refined Products business includes the marketing of its own and third-party volumes of refined petroleum products, including gasoline and diesel, through petroleum outlets.
Offshore
The Company’s Offshore business includes operations, development and exploration in Asia Pacific and Atlantic. The price received for Asia Pacific production is largely based on long-term contracts and crude oil production from Atlantic is primarily driven by the price of Brent.

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Segmented Financial Information

	Integrated Corridor														Offshore		Corporate		Total
($ millions)	Lloydminster Heavy Oil Value Chain(1)		Oil Sands		Western Canada Production		U.S. Refining		Canadian Refined Products		Eliminations(2)		Total
Three months ended September 30,	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Gross revenues(3)	932	1,506	68	182	85	112	1,737	2,743	393	611	(141)	(213)	3,074	4,941	313	399	—	—	3,387	5,340
Royalties	(36)	(42)	(1)	(4)	4	(7)	—	—	—	—	—	—	(33)	(53)	(20)	(28)	—	—	(53)	(81)
Marketing and other(3)	4	5	(7)	—	2	28	(7)	—	—	—	—	—	(8)	33	—	—	—	—	(8)	33
Revenues, net of royalties	900	1,469	60	178	91	133	1,730	2,743	393	611	(141)	(213)	3,033	4,921	293	371	—	—	3,326	5,292
Expenses
Purchases of crude oil and products(3)	454	637	9	73	(1)	18	1,604	2,417	351	549	(141)	(213)	2,276	3,481	(37)	4	—	—	2,239	3,485
Production, operating and transportation expenses(3)	261	302	26	33	56	69	195	197	17	40	—	—	555	641	75	86	—	—	630	727
Selling, general and administrative expenses	49	44	4	7	16	26	12	13	10	3	—	—	91	93	16	14	73	42	180	149
Depletion, depreciation, amortization and impairment	1,590	210	684	28	280	80	4,091	117	16	22	—	—	6,661	457	1,952	221	23	25	8,636	703
Exploration and evaluation expenses	154	14	—	1	1	7	—	—	—	—	—	—	155	22	460	19	—	—	615	41
Loss (gain) on sale of assets	—	—	—	—	(11)	—	—	1	(2)	(4)	—	—	(13)	(3)	—	(1)	4	1	(9)	(3)
Other – net(3)	8	(6)	(8)	(7)	—	(7)	—	(163)	(4)	—	—	—	(4)	(183)	—	—	(25)	(22)	(29)	(205)
	2,516	1,201	715	135	341	193	5,902	2,582	388	610	(141)	(213)	9,721	4,508	2,466	343	75	46	12,262	4,897
Earnings (loss) from operating activities	(1,616)	268	(655)	43	(250)	(60)	(4,172)	161	5	1	—	—	(6,688)	413	(2,173)	28	(75)	(46)	(8,936)	395
Share of equity investment income (loss)	(14)	4	—	—	—	—	—	—	—	—	—	—	(14)	4	13	15	—	—	(1)	19
Financial items
Net foreign exchange gain (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	4	(8)	4	(8)
Finance income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2	—	2	24	4	24
Finance expenses	(12)	(13)	(14)	(15)	(5)	(5)	(4)	(5)	(3)	(4)	—	—	(38)	(42)	(10)	(9)	(63)	(33)	(111)	(84)
	(12)	(13)	(14)	(15)	(5)	(5)	(4)	(5)	(3)	(4)	—	—	(38)	(42)	(8)	(9)	(57)	(17)	(103)	(68)
Earnings (loss) before income taxes	(1,642)	259	(669)	28	(255)	(65)	(4,176)	156	2	(3)	—	—	(6,740)	375	(2,168)	34	(132)	(63)	(9,040)	346
Provisions for (recovery of) income taxes
Current	1	(3)	—	6	—	—	5	10	—	—	—	—	6	13	37	36	28	2	71	51
Deferred	(332)	73	(167)	1	(63)	(18)	(933)	25	—	(1)	—	—	(1,495)	80	(584)	(28)	49	(30)	(2,030)	22
	(331)	70	(167)	7	(63)	(18)	(928)	35	—	(1)	—	—	(1,489)	93	(547)	8	77	(28)	(1,959)	73
Net earnings (loss)	(1,311)	189	(502)	21	(192)	(47)	(3,248)	121	2	(2)	—	—	(5,251)	282	(1,621)	26	(209)	(35)	(7,081)	273
Expenditures on exploration and evaluation assets	(2)	2	—	—	—	7	—	—	—	—	—	—	(2)	9	(4)	2	—	—	(6)	11
Expenditures on property, plant and equipment	180	203	—	7	2	25	95	196	1	12	—	—	278	443	73	378	9	36	360	857
(1)Includes $48 million of revenue (three months ended September 30, 2019 - $41 million) and $38 million of associated costs (three months ended September 30 2019 - $41 million ) for construction contracts in progress with revenue recognized as performance obligations are met.
(2)Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices. Segment results include transactions between business segments.
(3)Results for certain items in the condensed interim consolidated statements of income (loss) reported for 2019 have been recast to reflect various reclassifications due to a change in presentation of the Integrated Corridor and Offshore business units.

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	Integrated Corridor														Offshore		Corporate		Total
($ millions)	Lloydminster Heavy Oil Value Chain(1)		Oil Sands		Western Canada Production		U.S. Refining		Canadian Refined Products		Eliminations(2)		Total
Nine months ended September 30,	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Gross revenues(3)	2,705	4,228	197	510	269	371	4,932	7,935	1,107	1,767	(402)	(763)	8,808	14,048	1,077	1,086	—	—	9,885	15,134
Royalties	(61)	(123)	(2)	(10)	(6)	(27)	—	—	—	—	—	—	(69)	(160)	(59)	(75)	—	—	(128)	(235)
Marketing and other(3)	5	65	(49)	9	5	76	54	20	—	—	—	—	15	170	—	—	—	—	15	170
Revenues, net of royalties	2,649	4,170	146	509	268	420	4,986	7,955	1,107	1,767	(402)	(763)	8,754	14,058	1,018	1,011	—	—	9,772	15,069
Expenses
Purchases of crude oil and products(3)	1,313	1,836	119	185	12	32	4,918	6,702	1,004	1,562	(402)	(763)	6,964	9,554	(5)	2	—	—	6,959	9,556
Production, operating and transportation expenses(3)	786	890	84	103	190	233	598	630	50	125	—	—	1,708	1,981	209	251	—	—	1,917	2,232
Selling, general and administrative expenses	153	120	18	20	49	77	55	38	33	8	—	—	308	263	57	44	184	170	549	477
Depletion, depreciation, amortization and impairment	2,001	638	1,055	76	622	250	4,360	355	46	66	—	—	8,084	1,385	3,146	514	70	77	11,300	1,976
Exploration and evaluation expenses	181	35	—	1	1	12	—	—	—	—	—	—	182	48	484	109	—	—	666	157
Loss (gain) on sale of assets	—	—	—	—	(19)	(2)	—	1	(1)	(4)	—	—	(20)	(5)	(1)	(1)	4	1	(17)	(5)
Other - net(3)	20	6	(22)	(21)	—	(4)	—	(347)	(4)	—	—	—	(6)	(366)	—	—	(187)	(11)	(193)	(377)
	4,454	3,525	1,254	364	855	598	9,931	7,379	1,128	1,757	(402)	(763)	17,220	12,860	3,890	919	71	237	21,181	14,016
Earnings (loss) from operating activities	(1,805)	645	(1,108)	145	(587)	(178)	(4,945)	576	(21)	10	—	—	(8,466)	1,198	(2,872)	92	(71)	(237)	(11,409)	1,053
Share of equity investment income (loss)	(32)	22	—	—	—	—	—	—	—	—	—	—	(32)	22	31	42	—	—	(1)	64
Financial items
Net foreign exchange gain (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(18)	24	(18)	24
Finance income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	5	1	17	59	22	60
Finance expenses	(36)	(36)	(43)	(44)	(15)	(17)	(13)	(14)	(8)	(11)	—	—	(115)	(122)	(31)	(28)	(140)	(122)	(286)	(272)
	(36)	(36)	(43)	(44)	(15)	(17)	(13)	(14)	(8)	(11)	—	—	(115)	(122)	(26)	(27)	(141)	(39)	(282)	(188)
Earnings (loss) before income taxes	(1,873)	631	(1,151)	101	(602)	(195)	(4,958)	562	(29)	(1)	—	—	(8,613)	1,098	(2,867)	107	(212)	(276)	(11,692)	929
Provisions for (recovery of) income taxes
Current	—	(13)	—	13	—	—	(1)	17	—	—	—	—	(1)	17	105	108	45	18	149	143
Deferred	(393)	183	(287)	14	(150)	(53)	(1,101)	108	(7)	—	—	—	(1,938)	252	(826)	(86)	13	(351)	(2,751)	(185)
	(393)	170	(287)	27	(150)	(53)	(1,102)	125	(7)	—	—	—	(1,939)	269	(721)	22	58	(333)	(2,602)	(42)
Net earnings (loss)	(1,480)	461	(864)	74	(452)	(142)	(3,856)	437	(22)	(1)	—	—	(6,674)	829	(2,146)	85	(270)	57	(9,090)	971
Expenditures on exploration and evaluation assets	(1)	15	—	—	—	7	—	—	—	—	—	—	(1)	22	3	15	—	—	2	37
Expenditures on property, plant and equipment	495	659	8	35	44	181	371	527	4	63	—	—	922	1,465	303	945	49	91	1,274	2,501
As at September 30, 2020 and December 31, 2019
Total exploration and evaluation assets, property, plant and equipment, net	5,665	6,672	1,196	2,087	951	1,560	2,975	6,052	529	541	—	—	11,316	16,912	3,940	7,005	306	349	15,562	24,266
Total right-of-use assets, net	61	54	276	430	5	9	94	157	109	122	—	—	545	772	35	138	279	292	859	1,202
Total assets	6,210	8,312	1,583	2,757	1,068	1,709	4,415	8,645	735	838	—	—	14,011	22,261	4,874	8,077	2,525	2,784	21,410	33,122
(1)Includes $100 million of revenue (nine months ended September 30, 2019 - $134 million ) and $90 million of associated costs (nine months ended September 30, 2019 - $202 million) for construction contracts in progress with revenue recognized as performance obligations are met.
(2)Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices. Segment results include transactions between business segments.
(3)Results for certain items in the condensed interim consolidated statements of income (loss) reported for 2019 have been recast to reflect various reclassifications due to a change in presentation of the Integrated Corridor and Offshore business units.

HUSKY ENERGY INC. | Q3 | Condensed Interim Consolidated Financial Statements | 8

Disaggregation of Revenue

	Integrated Corridor														Offshore		Corporate		Total
($ millions)	Lloydminster Heavy Oil Value Chain		Oil Sands		Western Canada Production		U.S. Refining		Canadian Refined Products		Eliminations		Total
Three months ended September 30,	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Primary Geographical Markets
Canada	932	1,506	68	182	85	112	—	—	393	611	(141)	(213)	1,337	2,198	39	167	—	—	1,376	2,365
United States	—	—	—	—	—	—	1,737	2,743	—	—	—	—	1,737	2,743	—	—	—	—	1,737	2,743
China	—	—	—	—	—	—	—	—	—	—	—	—	—	—	274	232	—	—	274	232
Total revenue(1)	932	1,506	68	182	85	112	1,737	2,743	393	611	(141)	(213)	3,074	4,941	313	399	—	—	3,387	5,340

Major Product Lines(1)
Synthetic crude oil	227	369	—	—	—	—	—	—	—	—	—	—	227	369	—	—	—	—	227	369
Gasoline	—	—	—	—	—	—	938	1,471	181	244	—	—	1,119	1,715	—	—	—	—	1,119	1,715
Diesel & distillates	29	57	—	—	—	—	558	930	192	275	—	—	779	1,262	—	—	—	—	779	1,262
Asphalt	179	247	—	—	—	—	51	71	—	—	—	—	230	318	—	—	—	—	230	318
Total upgraded and refined products	435	673	—	—	—	—	1,547	2,472	373	519	—	—	2,355	3,664	—	—	—	—	2,355	3,664
Diluted bitumen	—	—	73	181	—	—	—	—	—	—	—	—	73	181	—	—	—	—	73	181
Blended crude oil	335	599	—	—	—	—	—	—	—	—	—	—	335	599	—	—	—	—	335	599
Light & medium crude oil	—	—	—	—	20	48	—	—	—	—	—	—	20	48	39	167	—	—	59	215
NGL	—	—	—	—	27	42	—	—	—	—	—	—	27	42	37	38	—	—	64	80
Natural gas	—	—	—	—	37	21	—	—	—	—	—	—	37	21	236	194	—	—	273	215
Total unrefined products	335	599	73	181	84	111	—	—	—	—	—	—	492	891	312	399	—	—	804	1,290
Other	162	234	(5)	1	1	1	190	271	20	92	—	—	368	599	1	—	—	—	369	599
Total revenue	932	1,506	68	182	85	112	1,737	2,743	393	611	(141)	(213)	3,074	4,941	313	399	—	—	3,387	5,340
(1)Results reported for 2019 have been recast to reflect a change in reclassification of intersegment sales eliminations and a change in presentation of the Integrated Corridor and Offshore business units.

HUSKY ENERGY INC. | Q3 | Condensed Interim Consolidated Financial Statements | 9

	Integrated Corridor														Offshore		Corporate		Total
($ millions)	Lloydminster Heavy Oil Value Chain		Oil Sands		Western Canada Production		U.S. Refining		Canadian Refined Products		Eliminations		Total
Nine months ended September 30,	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Primary Geographical Markets
Canada	2,705	4,228	197	510	269	371	—	—	1,107	1,767	(402)	(763)	3,876	6,113	212	322	—	—	4,088	6,435
United States	—	—	—	—	—	—	4,932	7,935	—	—	—	—	4,932	7,935	—	—	—	—	4,932	7,935
China	—	—	—	—	—	—	—	—	—	—	—	—	—	—	865	764	—	—	865	764
Total revenue(1)	2,705	4,228	197	510	269	371	4,932	7,935	1,107	1,767	(402)	(763)	8,808	14,048	1,077	1,086	—	—	9,885	15,134

Major Product Lines(1)
Synthetic crude oil	767	1,116	—	—	—	—	—	—	—	—	—	—	767	1,116	—	—	—	—	767	1,116
Gasoline	—	—	—	—	—	—	2,570	4,197	474	691	—	—	3,044	4,888	—	—	—	—	3,044	4,888
Diesel & distillates	120	181	—	—	—	—	1,689	2,887	574	849	—	—	2,383	3,917	—	—	—	—	2,383	3,917
Asphalt	372	487	—	—	—	—	74	115	—	—	—	—	446	602	—	—	—	—	446	602
Total upgraded and refined products	1,259	1,784	—	—	—	—	4,333	7,199	1,048	1,540	—	—	6,640	10,523	—	—	—	—	6,640	10,523
Diluted bitumen	—	—	196	501	—	—	—	—	—	—	—	—	196	501	—	—	—	—	196	501
Blended crude oil	1,007	1,681	—	—	—	—	—	—	—	—	—	—	1,007	1,681	—	—	—	—	1,007	1,681
Light & medium crude oil	—	—	—	—	66	125	—	—	—	—	—	—	66	125	212	322	—	—	278	447
NGL	—	—	—	—	76	121	—	—	—	—	—	—	76	121	104	130	—	—	180	251
Natural gas	—	—	—	—	109	111	—	—	—	—	—	—	109	111	760	634	—	—	869	745
Total unrefined products	1,007	1,681	196	501	251	357	—	—	—	—	—	—	1,454	2,539	1,076	1,086	—	—	2,530	3,625
Other	439	763	1	9	18	14	599	736	59	227	—	—	1,116	1,749	1	—	—	—	1,117	1,749
Total revenue	2,705	4,228	197	510	269	371	4,932	7,935	1,107	1,767	(402)	(763)	8,808	14,048	1,077	1,086	—	—	9,885	15,134
(1)Results reported for 2019 have been recast to reflect a change in reclassification of intersegment sales eliminations and a change in presentation of the Integrated Corridor and Offshore business units.

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Note 2    Basis of Presentation
Basis of Measurement and Statement of Compliance
The condensed interim consolidated financial statements have been prepared by management and reported in Canadian dollars in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s 2019 Annual Report.
The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the consolidated financial statements for the fiscal year ended December 31, 2019.
Certain prior period amounts have been reclassified to conform with the current period presentation.
These condensed interim consolidated financial statements were approved by the Audit Committee of the Board of Directors on October 28, 2020.
Use of Estimates, Judgments and Assumptions
The timely preparation of the consolidated interim financial statements requires management to make estimates, judgments and assumptions that may affect the reported amounts of assets and liabilities, disclosures of contingencies and the reported amounts of revenue and expenses during the period.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and on a prospective basis. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future years could require a material change in the consolidated financial statements. These underlying assumptions are based on historical experience and other factors that management believes to be reasonable under the circumstances, and are subject to change as new events occur, as more industry experience is acquired, as additional information is obtained, and as the Company’s operating environment changes.
Critical judgments and estimates that have the most significant effect on the amounts recognized in the consolidated interim financial statements include determination of technical feasibility and commercial viability, impairment assessments, the determination of cash generating units (“CGUs”), changes in reserves estimates, the timing of temporary difference reversals, realization of tax assets, ability to use tax losses, collectability of receivables, the determination of a joint arrangement, the designation of the Company’s functional currency and the fair value of related party transactions.
In early March 2020, the World Health Organization declared the COVID-19 coronavirus outbreak to be a pandemic. Responses to the spread of COVID-19 have resulted in significant disruption to business operations and a significant increase in economic uncertainty, with more volatile commodity prices and currency exchange rates, and a marked decline in long-term interest rates. Although economies are beginning to re-open, these events are resulting in a challenging economic climate in which it is difficult to reliably estimate the length or severity of these developments and their financial impact. The results of the potential economic downturn and any potential resulting direct and indirect impact to the Company has been considered in management’s estimates described above at the period end; however there could be a further prospective material impact in future periods.

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Note 3    Significant Accounting Policies
Recent Accounting Standards
The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.
Change in Accounting Policies
The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the consolidated financial statements for the fiscal year ended December 31, 2019.
Note 4    Restricted Cash
In accordance with the provisions of the regulations of the People’s Republic of China, the Company is required to deposit funds into separate accounts restricted to the funding of future asset retirement obligations in offshore China. As at September 30, 2020, the Company had deposited funds of $161 million (December 31, 2019 – $142 million), which have been classified as non-current.
Note 5    Exploration and Evaluation Assets

Exploration and Evaluation Assets
($ millions)	September 30, 2020	December 31, 2019
Beginning of year	643	997
Additions	2	46
Transfers to property, plant and equipment (note 6)	(2)	(44)
Expensed exploration expenditures previously capitalized	(596)	(355)
Exchange adjustments	1	(1)
End of period	48	643
During the third quarter of 2020, $439 million and $150 million (year ended December 31, 2019 - $331 million due primarily to Offshore and Western Canada Production) of the expensed exploration expenditures previously capitalized related to write-downs within the Offshore and Lloydminster Heavy Oil Value Chain business segments, respectively. The write-downs were primarily due to changes in management’s future development plans resulting from the sustained decline in forecasted crude oil prices.

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Note 6    Property, Plant and Equipment

Property, Plant and Equipment	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
($ millions)
Cost
December 31, 2019	46,587	101	2,721	10,017	3,245	62,671
Additions	704	—	186	381	57	1,328
Acquisitions	1	—	—	—	—	1
Transfers from exploration and evaluation (note 5)	2	—	—	—	—	2
Transfers from right-of-use assets(1) (note 7)	4	—	—	—	—	4
Intersegment transfers	18	38	—	—	(56)	—
Changes in asset retirement obligations (note 12)	21	—	—	—	—	21
Disposals and derecognition	(389)	(14)	—	1	(7)	(409)
Exchange adjustments	123	1	—	502	2	628
September 30, 2020	47,071	126	2,907	10,901	3,241	64,246

Accumulated depletion, depreciation, amortization and impairment
December 31, 2019	(31,348)	(51)	(1,700)	(3,735)	(2,214)	(39,048)
Depletion, depreciation, amortization and impairment	(5,745)	(2)	(63)	(3,627)	(198)	(9,635)
Intersegment transfers	(9)	—	—	—	9	—
Disposals and derecognition	351	12	—	—	—	363
Exchange adjustments	(51)	—	—	(361)	—	(412)
September 30, 2020	(36,802)	(41)	(1,763)	(7,723)	(2,403)	(48,732)

Net book value
December 31, 2019	15,239	50	1,021	6,282	1,031	23,623
September 30, 2020	10,269	85	1,144	3,178	838	15,514
(1)Includes capitalized depreciation from right-of-use assets.
Included in depletion, depreciation, amortization and impairment expenses for the three and nine months ended September 30, 2020 is a pre-tax impairment charge of $6,562 million and $7,896 million (three and nine months ended September 30, 2019 - $nil) on Oil and Gas Properties located at Lloydminster Heavy Oil Value Chain, Oil Sands and Western Canada within the Integrated Corridor business segment, the White Rose and Terra Nova CGUs within the Offshore business segment and Refining assets located in the U.S. Refining CGUs within the Integrated Corridor business segment. Impairment attributed to the CGUs noted above, was a result of the market impact from the COVID-19 pandemic which has resulted in declines in forecasted long-term commodity prices, refinery crack spread, reduced capital investment, management’s decision to delay capital investment in the White Rose CGU and considered market indicators including the strategic combination with Cenovus Energy Inc. The recoverable amount of the impaired CGUs was estimated based on fair value less costs to sell methodology using estimated after-tax discounted cash flows on proved plus probable reserves for the Lloydminster Heavy Oil Value Chain, Sunrise, Western Canada and Offshore CGUs and after-tax discounted cash flows based on forecasted crack spreads for refining CGUs (Level 3). The Company used an after-tax discount rate of 12% (Level 3).

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The following table summarizes impairment for each CGU within the Integrated Corridor business segment for the nine months ended September 30, 2020:

CGU ($ millions)	Allocated to PP&E	Allocated to right-of-use assets (note 7)	Allocated to Goodwill (note 8)	Allocated to Joint Arrangements (note 9)	Total impairment recorded
Lloydminster Heavy Oil & Gas	368	1	—	—	369
Tucker	323	—	—	—	323
Minnedosa Ethanol Plant	42	—	—	—	42
Lloydminster Ethanol Plant	57	3	—	—	60
Husky Midstream Limited Partnership	—	—	—	606	606
Lloyd Heavy Oil Value Chain CGUs total	790	4	—	606	1,400

Northern	337	1	—	—	338
Rainbow	151	—	—	—	151
Western Canada CGUs total	488	1	—	—	489

Lima Refinery	1,203	50	669	—	1,922
BP-Husky Toledo Refinery	1,662	6	—	—	1,668
Superior Refinery	366	—	—	—	366
U.S. Refining CGUs total	3,231	56	669	—	3,956

Sunrise CGU	852	151	—	—	1,003
Total	5,361	212	669	606	6,848
The following table summarizes impairment for each CGU within the Offshore business segment for the nine months ended September 30, 2020:

CGU ($ millions)	Allocated to PP&E	Allocated to right-of-use assets (note 7)	Total impairment recorded
White Rose	2,340	93	2,433
Terra Nova	195	—	195
Total	2,535	93	2,628
The recoverable amounts of the impaired Integrated Corridor and Offshore CGUs were $7,016 million and $262 million, respectively, as at September 30, 2020. The recoverable amounts are sensitive to commodity prices, crack spreads, discount rate, production volumes, royalties, operating costs and future capital expenditures. Commodity prices and crack spreads are based on market indicators at the end of the period. Management’s long-term assumptions are benchmarked against forward price curves and pricing forecasts prepared by external firms.
The table below summarizes the forecasted prices used in determining the recoverable amounts:

	WTI ($US/bbl)	Brent ($US/bbl)	Edmonton Light ($CDN/bbl)	AECO ($CDN/mcf)	Chicago 3:2:1 Crack Spread ($US/bbl)	Foreign Exchange ($USD/$CDN)
2021	45.00	48.00	54.67	2.40	12.00	0.75
2022	50.00	53.00	60.53	2.50	14.00	0.76
2023	55.00	58.00	67.11	2.55	14.00	0.76
2024	57.00	60.00	69.74	2.60	16.00	0.76
2025(1)	59.00	62.00	72.37	2.65	16.00	0.76
(1)Price are escalated at 2% thereafter.
The discount rate for FVLCS represents the rate a market participant would apply to the cash flows in a market transaction. The discount rate is derived from the Company's post-tax weighted average cost of capital with appropriate adjustments made to reflect the risks specific to the CGUs. Production volumes, throughput, operating costs, royalties and future capital expenditures are based on management’s best estimates.

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A change in the discount rate or forward price curve over the life of the reserves and refineries will result in the following impact on the impaired CGUs:

	Discount Rate		Commodity Price
($ millions)	1% Increase in Discount Rate	1% Decrease in Discount Rate	5% Increase in Forward Price	5% Decrease in Forward Price
Total impairment - Increase (Decrease)	714	(820)	(1,559)	1,569
Note 7    Right-of-use Assets and Lease Liabilities
Right-of-use Assets

	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
($ millions)
December 31, 2019	520	90	—	204	388	1,202
Additions	2	—	—	15	3	20
Transfers to property, plant and equipment (note 6)	(4)	—	—	—	—	(4)
Disposals and derecognition	(3)	—	—	—	2	(1)
Revaluation	—	16	—	11	1	28
Depreciation and impairment	(256)	(8)	—	(86)	(40)	(390)
Other	—	—	—	4	—	4
September 30, 2020	259	98	—	148	354	859
During the three and nine months ended September 30, 2020, a pre-tax impairment charge of $223 million and $305 million (three and nine months ended September 30, 2019 - $nil) on right-of-use assets was recorded on the Lloydminster Heavy Oil Value Chain, Sunrise, Western Canada and U.S. Refining CGUs within the Integrated Corridor and White Rose CGU within Offshore business segments. Refer to Note 6.
Lease Liabilities

Balance Sheets
($ millions)	September 30, 2020	December 31, 2019
Current lease liabilities	104	109
Non-current lease liabilities	1,322	1,353

Results of Operations	Three months ended September 30,		Nine months ended September 30,
($ millions)	2020	2019	2020	2019
Interest expense on lease liabilities (note 15)	25	26	74	81
Expenses relating to short-term leases	3	4	10	16

Cash Flow Summary	Three months ended September 30,		Nine months ended September 30,
($ millions)	2020	2019	2020	2019
Total cash flow used for leases	54	84	159	255

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Note 8    Goodwill

Goodwill
($ millions)	September 30, 2020	December 31, 2019
Beginning of year(1)	656	690
Exchange Adjustments	13	(34)
Impairment (note 6)	(669)	—
End of period	—	656
(1)Goodwill relates to the Lima Refinery
As at September 30, 2020, the Company determined the carrying amount of the Lima Refinery CGU in the U.S. Refining segment exceeded its recoverable amount and the impairment was attributable to goodwill and physical refining assets. A pre-tax goodwill impairment charge of $669 million was included in depletion, depreciation, amortization and impairment expense for the three and nine months ended September 30, 2020. The recoverable amount of goodwill was $nil as at September 30, 2020 and was estimated using the FVLCS methodology based on cash flows expected over a 50-year period and an after-tax discount rate of 12% (2019 - 9%).
Management used the FVLCS calculation for the Lima Refinery CGU, which is sensitive to changes in discount rate, forecasted crack spread and future capital expenditures. The discount rate is derived from the after-tax weighted average cost of capital, with appropriate adjustments made to reflect the risks specific to the Lima refinery.
After-tax cash flow projections for the initial 10-year period were based on management estimates of future cash flows (level 3), inflated by long-term growth rates of 1% and 2% for future EBITDA and capital expenditures, respectively for the remaining 40-year period. The inflation rate was based upon an average expected inflation rate for the U.S. of 2% (2019 - 2%).
Note 9    Joint Arrangements
Husky Midstream Limited Partnership
The Company holds a 35% interest in Husky Midstream Limited Partnership (HMLP), which owns midstream assets in Alberta and Saskatchewan. The assets are held by HMLP, of which Husky owns 35%, Power Assets Holdings Ltd. (“PAH”) owns 48.75% and CK Infrastructure Holdings Ltd. (“CKI”) owns 16.25%. Results of the joint venture are included in the consolidated statements of income (loss) in Lloydminster Heavy Oil Value Chain in the Integrated Corridor segment.

Investment in Joint Venture
($ millions)	September 30, 2020	December 31, 2019
Beginning of year	666	669
Changes in investment in joint venture(1)	(60)	(3)
Impairment (note 6)	(606)	—
End of period	—	666
(1)Changes in investment in joint venture include contributions, distributions, share of equity investment and translation adjustments.
As at September 30, 2020, the Company determined the carrying amount of the investment in the HMLP joint venture in the Integrated Corridor segment exceeded its recoverable amount and the amount of impairment was attributable to the Company’s carrying amount of the investment. A pre-tax impairment charge of $606 million was included in depletion, depreciation, amortization and impairment expense for the three and nine months ended September 30, 2020. The recoverable amount was $nil as at September 30, 2020 and was estimated using the FVLCS methodology based on cash flows expected over a 40-year period and an after-tax discount rate of 12% (Level 3).
The impairment charge, reflected in the third quarter of 2020 and attributed to the segment noted above, was a result of sustained declines in forecasted short and long-term cash distributions. Management used the FVLCS calculation for the investment in HMLP, which is sensitive to changes in the Company’s share of net income and net assets in HMLP as a result of the partnership profit structure, future capital expenditures from the investment and discount rate. The discount rate is derived from the Company’s post-tax weighted average cost of capital, with appropriate adjustments made to reflect the risks specific to the investment. Throughput volumes, cash distributions and future capital expenditures are based on management’s best estimates.

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Note 10    Income Taxes
Included in recovery of income taxes for the three and nine months ended September 30, 2020 was a $1,940 million and $2,303 million deferred income tax recovery, respectively, associated with the recognition of pre-tax impairment and exploration asset write-down charges for the three and nine months ended September 30, 2020 of $8,649 million and $10,065 million, respectively, on Oil and Gas Properties, Refining assets, Goodwill and the investment in the HMLP joint venture.
Note 11    Debt and Credit Facilities

Short-term Debt
($ millions)	September 30, 2020	December 31, 2019
Commercial paper(1)	—	550
(1)The weighted average interest rate as at December 31, 2019 was 1.98% per annum.

		Canadian $ Amount		U.S. $ Denominated
Long-term Debt	Maturity	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
($ millions)
Long-term debt
3.95% notes(1)	2022	666	648	500	500
4.00% notes(1)	2024	1,000	973	750	750
3.55% notes	2025	750	750	—	—
3.60% notes	2027	750	750	—	—
3.50% notes	2028	1,250	—	—	—
4.40% notes(1)	2029	1,000	973	750	750
6.80% notes(1)	2037	515	501	387	387
Debt issue costs(2)		(29)	(25)	—	—
Long-term debt		5,902	4,570	2,387	2,387
Long-term debt due within one year
5.00% notes	2020	—	400	—	—
Bankers’ Acceptance	2020	500	—	—	—
Long-term debt due within one year		500	400	—	—
(1)The U.S. dollar denominated debt is designated as a hedge of the Company’s net investment in selected foreign operations with a U.S. dollar functional currency. Refer to Note 17 for Foreign Currency Risk Management.
(2)Calculated using the effective interest rate method.
Credit Facilities
At September 30, 2020, the Company had demand operating facilities of $975 million of which $850 million may be drawn for general corporate purposes or the full amount used to issue letters of credit. As at September 30, 2020, the Company had drawn $nil on these facilities (December 31, 2019 - $nil) and issued $459 million in letters of credit (December 31, 2019 - $454 million).
On April 7, 2020 the Company entered into a $500 million unsecured non-revolving term credit facility which matures on April 7, 2022. Interest payable is based on pricing referenced to CAD Bankers’ Acceptance or CAD Prime Rates.
As at September 30, 2020, the covenant under the Company’s credit facilities was a debt to capital ratio, calculated as total debt (long-term debt including long-term debt due within one year and short-term debt) and certain adjusting items specified in the credit agreements divided by total debt, shareholders’ equity and certain adjusting items specified in the credit agreements. This covenant is used to assess the Company’s financial strength. If the Company does not comply with the covenant under the credit facilities, there is risk that repayment could be accelerated. The Company was in compliance with the covenant under its credit facilities at September 30, 2020, and assessed the risk of non-compliance to be low. As at September 30, 2020, the Company had no direct borrowings outstanding under its $2.0 billion committed syndicated credit facility expiring June 19, 2022 (December 31, 2019 – no direct borrowings), and no direct borrowings under its $2.0 billion committed syndicated credit facility expiring March 9, 2024 (December 31, 2019 – no direct borrowings).

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Notes
On March 3, 2020, the Company filed a universal short form base shelf prospectus (the "2020 U.S. Shelf Prospectus”) with the Alberta Securities Commission. On March 4, 2020, the Company’s related U.S. registration statement filed with the SEC containing the 2020 U.S. Shelf Prospectus became effective which enables the Company to offer up to US$3.0 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units of the Company in the U.S. up to and including April 4, 2022. During the 25-month period that the 2020 U.S. Shelf Prospectus and the related U.S registration statement are effective, securities may be offered in amounts, at prices and on terms set forth in a prospectus supplement.
On March 12, 2020, the Company repaid the maturing 5.00% notes. The principal paid to note holders was $400 million.
At September 30, 2020, the Company had unused capacity of $1.75 billion under its universal short form Canadian base shelf prospectus which expires on June 1, 2021, and US$3.0 billion under the 2020 U.S. Shelf Prospectus and related U.S. registration statement which expires on April 4, 2022.
On August 7, 2020, the Company issued $1.25 billion of notes. The notes have a coupon of 3.50% and are due on February 7, 2028. Proceeds were for general corporate purposes, which includes the repayment of Husky’s $500 million unsecured non-revolving term loan credit facility that is due on October 5, 2020.
The Company’s notes, credit facilities and short-term lines of credit rank equally in right of payment.
Note 12    Asset Retirement Obligations
A reconciliation of the carrying amount of asset retirement obligations at September 30, 2020, is set out below:

Asset Retirement Obligations
($ millions)
December 31, 2019	2,755
Additions	21
Liabilities settled	(30)
Liabilities disposed	(36)
Exchange adjustment	7
Accretion (note 15)	78
September 30, 2020	2,795
Expected to be incurred within one year	110
Expected to be incurred beyond one year	2,685
At September 30, 2020, the Company has deposited funds of $161 million into the restricted cash accounts for funding of future asset retirement obligations in offshore China (December 31, 2019 – $142 million). These amounts have been classified as non-current and included in restricted cash.
Note 13    Other Long-term Liabilities

Other Long-term Liabilities
($ millions)	September 30, 2020	December 31, 2019
Employee future benefits	224	214
Stock-based compensation	6	19
Deferred revenue	60	152
Other	73	69
End of period	363	454

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Note 14    Share Capital
Common Shares

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2019	1,005,121,738	7,293
September 30, 2020	1,005,121,738	7,293

Common Share Dividends ($ millions)	Three months ended September 30,				Nine months ended September 30,
	2020		2019		2020		2019
	Declared	Paid	Declared	Paid	Declared	Paid	Declared	Paid
	13	12	125	126	151	264	377	377
There were $13 million of common share dividends declared and payable in the third quarter of 2020 (September 30, 2019 – $125 million). The dividends were paid on October 1, 2020, to shareholders of record at the close of business on September 1, 2020.
Preferred Shares

Cumulative Redeemable Preferred Shares	Number of Shares	Amount ($ millions)
December 31, 2019	36,000,000	874
September 30, 2020	36,000,000	874
On March 2, 2020, the Company announced that it did not intend to exercise its right to redeem its Cumulative Redeemable Preferred Shares, Series 5 (the "Series 5 Preferred Shares") on March 31, 2020. As a result, subject to certain conditions, the holders of Series 5 Preferred Shares were notified of their right to choose one of the following options with regard to their shares: retain any or all of their Series 5 Preferred Shares and continue to receive an annual fixed-rate dividend paid quarterly; or convert, on a one-for-one basis, any or all of their Series 5 Preferred Shares into Cumulative Redeemable Preferred Shares, Series 6 (the "Series 6 Preferred Shares") of Husky Energy and receive a floating rate quarterly dividend. In March 2020, 40,800 Series 5 Preferred Shares were tendered for conversion, which is less than the one million shares required to give effect to conversions into Series 6 Preferred Shares. As a result, none of the Series 5 Preferred Shares were converted into Series 6 Preferred Shares on March 31, 2020. The new annual fixed-rate dividend applicable to the Series 5 Preferred Shares for the five-year period commencing March 31, 2020, to, but excluding, March 31, 2025 is 4.591%, being equal to the sum of the Government of Canada five-year bond yield of 1.021% plus 3.57% in accordance with the terms of the Series 5 Preferred Shares.

On June 1, 2020, the Company announced that it did not intend to exercise its right to redeem its Cumulative Redeemable Preferred Shares, Series 7 (the "Series 7 Preferred Shares") on June 30, 2020. As a result, subject to certain conditions, the holders of Series 7 Preferred Shares were notified of their right to choose one of the following options with regard to their shares: retain any or all of their Series 7 Preferred Shares and continue to receive an annual fixed-rate dividend paid quarterly; or convert, on a one-for-one basis, any or all of their Series 7 Preferred Shares into Cumulative Redeemable Preferred Shares, Series 8 (the "Series 8 Preferred Shares") of Husky Energy and receive a floating rate quarterly dividend. In June 2020, 212,461 Series 7 Preferred Shares were tendered for conversion, which is less than the one million shares required to give effect to conversions into Series 8 Preferred Shares. As a result, none of the Series 7 Preferred Shares were converted into Series 8 Preferred Shares on June 30, 2020. The new annual fixed-rate dividend applicable to the Series 7 Preferred Shares for the five-year period commencing June 30, 2020, to, but excluding, June 30, 2025 is 3.935%, being equal to the sum of the Government of Canada five-year bond yield of 0.415% plus 3.52% in accordance with the terms of the Series 7 Preferred Shares.

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Cumulative Redeemable Preferred Share Dividends ($ millions)	Three months ended September 30,				Nine months ended September 30,
	2020		2019		2020		2019
	Declared	Paid	Declared	Paid	Declared	Paid	Declared	Paid
Series 1 Preferred Shares	1	1	2	3	4	4	5	5
Series 2 Preferred Shares(1)	—	—	—	—	1	1	1	1
Series 3 Preferred Shares	3	3	3	6	9	9	8	8
Series 5 Preferred Shares	2	2	2	5	7	7	7	7
Series 7 Preferred Shares	2	2	2	3	5	5	5	5
	8	8	9	17	26	26	26	26
(1)Series 2 Preferred Share dividends declared and paid in the three months ended September 30, 2020 was less than $1 million (three months ended September 30, 2019 was less than $1 million).
At September 30, 2020, preferred share dividends payable were $nil (September 30, 2019 – $nil).
Stock-based Compensation (Recovery)
The following table summarizes the total expense (recovery) recognized in selling, general and administrative expenses in the condensed interim consolidated statements of income (loss) for the Company’s stock option plan and performance share units (“PSU”) for the three and nine months ended September 30, 2020 and 2019:

Stock-based Compensation (Recovery) ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Stock option plan	(2)	(6)	(3)	(9)
PSU	(1)	(3)	(10)	20
Stock-based compensation (recovery)	(3)	(9)	(13)	11
Earnings (loss) per Share

Earnings (loss) per Share ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Net earnings (loss)	(7,081)	273	(9,090)	971
Effect of dividends declared on preferred shares in the period	(8)	(9)	(26)	(26)
Net earnings (loss) - basic	(7,089)	264	(9,116)	945
Dilutive effect of accounting for stock options	(3)	(9)	(7)	(17)
Net earnings (loss) - diluted	(7,092)	255	(9,123)	928

(millions)
Weighted average common shares outstanding – basic and diluted	1,005.1	1,005.1	1,005.1	1,005.1

Earnings (loss) per share – basic ($/share)	(7.05)	0.26	(9.07)	0.94
Earnings (loss) per share – diluted ($/share)	(7.06)	0.25	(9.08)	0.92
For the three and nine months ended September 30, 2020, 14 million tandem options (three and nine months ended September 30, 2019 – 20 million) were excluded from the calculation of diluted earnings (loss) per share as these options were anti-dilutive.

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Note 15    Financial Items

Financial Items ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Foreign exchange gain (loss)
Non-cash working capital	(3)	16	14	(15)
Other foreign exchange	7	(24)	(32)	39
Net foreign exchange gain (loss)	4	(8)	(18)	24
Finance income	4	24	22	60
Finance expenses
Long-term debt	(63)	(78)	(184)	(238)
Lease liabilities (note 7)	(25)	(26)	(74)	(81)
Other	(3)	—	(8)	(4)
	(91)	(104)	(266)	(323)
Interest capitalized(1)	7	46	58	130
	(84)	(58)	(208)	(193)
Accretion of asset retirement obligations (note 12)	(27)	(26)	(78)	(79)
Finance expenses	(111)	(84)	(286)	(272)
Total financial items	(103)	(68)	(282)	(188)
(1)Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 4% (2019 – 5%).
Note 16    Cash Flows – Change in Non-cash Working Capital

Non-cash Working Capital ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Decrease (increase) in non-cash working capital
Accounts receivable	135	(289)	832	(290)
Inventories	(216)	(57)	353	(442)
Prepaid expenses	(79)	(91)	3	(46)
Accounts payable and accrued liabilities	92	339	(1,160)	198
Change in non-cash working capital	(68)	(98)	28	(580)
Relating to:
Operating activities	(69)	(221)	233	(677)
Financing activities	10	19	6	29
Investing activities	(9)	104	(211)	68

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Note 17    Financial Instruments and Risk Management
Financial Instruments
The Company’s financial instruments include cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities, short-term debt, long-term debt, derivatives, portions of other assets, lease liabilities and other long-term liabilities. Derivative instruments are measured at fair value through profit or loss (”FVTPL”). The Company’s remaining financial instruments are measured at amortized cost. For financial instruments measured at amortized cost, the carrying values approximate their fair value with the exception of long-term debt.
The following table summarizes the Company’s financial instruments that are carried at fair value in the condensed interim consolidated balance sheets:

Financial Instruments at Fair Value ($ millions)	September 30, 2020	December 31, 2019
Commodity contracts – FVTPL
Natural gas(1)	35	31
Crude oil(2)	6	11
Crude oil call options(3)	(3)	(2)
Crude oil put options(3)	12	(4)
Foreign currency contracts – FVTPL
Foreign currency forwards	—	2
Other assets – FVTPL	1	1
End of period	51	39
(1)Natural gas contracts includes a $36 million increase as at September 30, 2020 (December 31, 2019 – $4 million decrease) to the fair value of held-for-trading inventory, recognized in the condensed interim consolidated balance sheets, related to third party physical purchase and sale contracts for natural gas held in storage. Total fair value of the related natural gas storage inventory was $52 million at September 30, 2020 (December 31, 2019 – $19 million).
(2)Crude oil contracts includes a $2 million increase at September 30, 2020 (December 31, 2019 – $12 million increase) to the fair value of held-for-trading inventory, recognized in the condensed interim consolidated balance sheets, related to third party crude oil physical purchase and sale contracts. Total fair value of the related crude oil inventory was $90 million at September 30, 2020 (December 31, 2019 – $136 million).
(3)Excludes net unsettled premiums of $7 million.
The fair value of long-term debt represents the present value of future cash flows associated with the debt. Market information, such as treasury rates and credit spreads, are used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. At September 30, 2020, the carrying value of the Company’s long-term debt was $6.4 billion and the estimated fair value was $6.7 billion (December 31, 2019 carrying value of $5.0 billion, estimated fair value - $5.3 billion).
All financial assets and liabilities are classified as Level 2 fair value measurements, except the commodity put and call options under a short-term hedging program, which are classified as Level 1 fair value measurement, as they are determined using quoted market prices. During the three and nine months ended September 30, 2020, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
Risk Management Overview
The Company is exposed to risks related to the volatility of commodity prices, foreign exchange rates and interest rates. It is also exposed to financial risks related to liquidity, credit and contract risks. The current challenging economic climate has significantly increased the Company’s exposure to these risks. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions; however, the success of these interventions is not currently determinable. Risk management strategies and policies are employed to ensure that any exposures to risk are in compliance with the Company’s business objectives and risk tolerance levels. Responsibility for the oversight of risk management is held by the Company’s Board of Directors and is implemented and monitored by senior management within the Company.

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Market Risk
Commodity Price Risk Management
The Company uses derivative commodity instruments to manage exposure to price volatility on a portion of its crude oil and natural gas production, and uses firm commitments for the purchase or sale of crude oil and natural gas. These contracts meet the definition of a derivative instrument and have been recorded at fair value in accounts receivable, inventory, other assets, accounts payable and accrued liabilities and other long-term liabilities. All derivatives are measured at FVTPL other than non-financial derivative contracts that meet the Company’s own use requirements.
At September 30, 2020, the Company was party to crude oil purchase and sale derivative contracts to mitigate exposure to fluctuations in the benchmark price between the time a sales agreement is entered into and the time inventory is delivered. The Company was also party to third party physical natural gas purchase and sale derivative contracts in order to mitigate commodity price fluctuations. For the three and nine months ended September 30, 2020, the net unrealized gain recognized on the derivative contracts was $16 million and an unrealized loss of $1 million, respectively (three and nine months ended September 30, 2019 – net unrealized gain of $3 million and net unrealized loss of $57 million).
During the nine months ended September 30, 2020, the Company continued a commodity short-term hedging program using call options and put options to manage risks related to volatility of commodity prices.

Western Texas Intermediate Crude Oil Call and Put Option Contracts
Type	Transaction	Term	Volume (bbls/day)	Price (US/$bbl)(1)
Call options	Sold	Oct - Dec 2020	33,424	46.85
Put options	Bought	Oct - Dec 2020	73,370	40.27
Put options	Sold	Oct - Dec 2020	47,826	34.52
(1)Prices reported are the weighted average prices for the period.
For the three and nine months ended September 30, 2020, the Company incurred an unrealized gain of $3 million and $15 million respectively (three and nine months ended September 30, 2019 – unrealized loss of $7 million and an unrealized gain of less than $1 million). For the three and nine months ended September 30, 2020, the Company incurred a realized loss of less than $1 million and a realized gain of $98 million respectively (three and nine months ended September 30, 2019 – realized gain of $14 million and $15 million, respectively). These amounts are recorded in other - net in the condensed consolidated statements of income (loss).
Foreign Exchange Risk Management
The Company’s results are affected by the exchange rates between various currencies and the Company’s functional currency in Canadian dollars. As the majority of the Company’s revenues are denominated in U.S. dollars or based upon a U.S. benchmark price, fluctuations in the value of the Canadian dollar relative to the U.S. dollar may affect revenues significantly. To limit the exposure to foreign exchange risk, the Company hedges against these fluctuations by entering into short-dated foreign exchange contracts to fix the exchange rate for conversion of U.S. revenue dollars.
Foreign exchange fluctuations will result in a change in value of the U.S. dollar denominated debt and related finance expense when expressed in Canadian dollars. At September 30, 2020, the Company had designated U.S. $2.4 billion denominated debt as a hedge of the Company’s selected net investments in its foreign operations with a U.S. dollar functional currency (December 31, 2019 – US$2.4 billion). For the three and nine months ended September 30, 2020, the Company incurred an unrealized gain of $61 million and an unrealized loss of $75 million (three and nine months ended September 30, 2019 – unrealized loss of $32 million and an unrealized gain of $91 million) arising from translation of debt, net of tax of $9 million and tax recovery of $10 million, respectively, (three and nine months ended September 30, 2019 – net of tax recovery of $5 million and net of tax of $12 million), which was recorded in hedge of net investment within other comprehensive income (loss).
Interest Rate Risk Management
The Company is exposed to fluctuations in short-term interest rates as the Company maintains a portion of its debt capacity in revolving and floating rate bank facilities and invests surplus cash in short-term debt instruments and money market instruments. The Company is also exposed to interest rate risk when fixed rate debt instruments are maturing and require refinancing or when new debt capital needs to be raised.
By maintaining a mix of both fixed and floating rate debt, the Company mitigates some of its exposure to interest rate changes. The optimal mix maintained will depend on market conditions. The Company may also enter into fair value or cash flow hedges using interest rate swaps.

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Credit and Contract Risk Management
Credit and contract risk represent the financial loss that the Company would suffer if a counterparty in a transaction fails to meet its obligations in accordance with the agreed terms. The Company actively manages its exposure to credit and contract execution risk from both a customer and a supplier perspective. The Company’s accounts receivables are broad based with customers in the energy industry and midstream and end user segments and are subject to normal industry risks. The Company’s policy to mitigate credit risk includes granting credit limits consistent with the financial strength of the counterparties and customers, requiring financial assurances as deemed necessary, reducing the amount and duration of credit exposures and close monitoring of all accounts. The Company is closely monitoring counterparty and customer risk in the current economic climate. At September 30, 2020 the Company’s accounts receivable balance was 98% current or less than 31 days past due.
Note 18    Government Grants
For the three and nine months ended September 30, 2020, the Company accrued pre-tax recoveries for the Canadian Emergency Wage Subsidy of $23 million and $70 million (three and nine months ended September 30, 2019 – $nil), which is included in other-net in the condensed interim consolidated statements of income (loss).
Note 19    Commitments and Contingencies
During the nine months ended September 30, 2020, the Company’s unconditional purchase obligations related to the purchase of refined products for Canadian truck transportation and retail networks decreased by $4.8 billion due to declining gasoline and diesel prices, offset by increased pipeline commitments of $441 million due to higher than anticipated construction costs of a third-party pipeline.
Note 20    Subsequent Event
Husky Energy Inc. and Cenovus Energy Inc. have entered into a definitive arrangement agreement under which Husky and Cenovus will combine in an all-stock transaction valued at $23.6 billion, inclusive of debt. The combined company will operate as Cenovus Energy Inc. The transaction has been unanimously approved by the Boards of Directors of Husky and Cenovus and is expected to close in the first quarter of 2021.

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